April 22, 2005

via facsimile and U.S. mail
Richard B. Abshire.
Chief Financial Officer
4400 Post Oak Parkway Ste. 2700
Houston, Texas 77027

	Re:	Adams Resources & Energy, Inc.
		Form 10-K, for the year ended December 31, 2004
      File No. 1-7908


Dear: Mr. Richard B. Abshire,

      We have reviewed the above filing and have the following accounting comments. We have limited our review to only the matters addressed below and will make no further review of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


10-K for the year ended December 31, 2004

Financial Statements

Note 1 - Significant Accounting Policies, page 16

      Property and Equipment

1. We note your capitalization policy stating that exploratory drilling costs are capitalized "...until the properties are evaluated and determined to be either productive or nonproductive." Please expand your disclosures to include total suspended drilling costs, as of each balance sheet date, and the amount of such costs that are associated with (i) wells in areas requiring a major capital expenditure before production could begin, where additional drilling efforts are not underway or firmly planned for the near future, and
(ii) wells in areas not requiring a major capital expenditure before production could begin, where more than one year has elapsed since the completion of drilling.

To the extent you have material suspended well costs, please provide corresponding disclosures explaining why the delay in characterizing your reserves as proved reserves was unavoidable; include the dates that your exploratory drilling efforts were completed. Your disclosures should convey the status of the significant properties or projects involved, including the anticipated timing of when you expect to be able to determine whether or not proved reserves have been found. Refer to the February 11, 2005 Industry Letter on our website at www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm, and the guidance in FSP FAS 19-1, for further clarification.


Note 11 - Marketing Joint Venture, page 22

2. We note your disclosure describing your settlement with your former co-venture partner, Williams-Gulfmark Energy, resulting in the gain of $1,476,000 that you indicate was recorded as an offset to cost of sales. We understand that you received accounts receivable of the joint venture as part of the arrangement, although you were also required to pay $350,000 and assume all future obligations of the joint venture.

Please expand your disclosure to quantify the amounts assigned to each element of your arrangement. It should be clear how you were able to realize a gain on settlement of what would seemingly have been an additional cost, based on the claim you described. Also, since you have no account labeled cost of sales on page 13, replace your reference to cost of sales with the line item reflecting the adjustment identified.

Finally, tell us how you determined it was appropriate to recognize a gain in the fourth quarter of 2004, rather than restate your financial results of prior periods, given your disclosure indicating the disputed amount of $11.6 million related to activity for the period from May 2000 through October 2001.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jon Duersch at (202) 942-1761 or Karl Hiller at
(202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director
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Adams Resources & Energy, Inc.
April 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE